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41000 Woodward Avenue
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October 3, 2008

VIA EDGAR AND FACSIMILE

Mr. James Peklenk
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549
Facsimile No: (202) 772-9217

Re:	Morlex, Inc.
Form 10-KSB for the Year ended December 31, 2007
File No. 000-30144

Dear Mr. Peklenk:

This letter is submitted on behalf of Morlex, Inc., a Colorado corporation (the “Company”). Please be advised that on the date hereof the Company has filed Amendment No. 1 (“Amendment No. 1”) to the Company’s annual report on Form 10-KSB filed on February 1, 2008 (the “Form 10-KSB”). Amendment No. 1 includes revisions based on the written comments received from the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 22, 2008 (the “Comment Letter”).

For the convenience of the Staff, we have reproduced the Staff’s comments from the Comment Letter below:

•
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

October 3, 2008

•
In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

•
Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation SB. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation SB.

The Company has taken note of these comments from the Staff, and has revised its disclosure accordingly in Amendment No. 1.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above or require additional information, please do not hesitate to contact the undersigned at 248.593.3023.

Sincerely,

/s/ Jennifer E. Pasco

Jennifer E. Pasco